Exhibit 12.1
UAL Corporation and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Successor			Predecessor
(In millions, except ratios)			Period from	Period from
			February 1 to	January 1 to
			December 31,	January 31,
	2008	2007	2006	2006	2005		2004
Earnings (losses):
Earnings (loss) before income taxes & adjustments for minority interest and equity earnings/(losses) in affiliates	$(5,424)	$654	$29	$22,846	$(21,178)		$(1,724)

Add (deduct):
Fixed charges, from below	868	938	1,069	63	775		606
Distributed earnings of affiliates	2	3	4	—	3		2
Amortization of capitalized interest	1	1	—	1	14		16
Minority interest	(2)	(2)	(4)	—	—		—
Interest capitalized	(20)	(19)	(15)	—	3		(1)

Earnings (loss) as adjusted	$(4,575)	$1,575	$1,083	$22,910	$(20,383)		$(1,101)

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs (a)	$571	$704	$746	$42	$484		$448
Portion of rental expense representative of the interest factor	297	234	323	21	291		158

Fixed charges, as above	868	938	1,069	63	775		606

Preferred stock dividend requirements (pre-tax) (b)	3	18	21	1	10		10

Fixed charges including preferred stock dividends	$871	$956	$1,090	$64	$785		$616

Ratio of earnings to fixed charges	(c )	1.68	1.01	363.65	(c	)	(c )

Ratio of earnings to fixed charges and preferred dividend requirements	(c )	1.65	(d )	357.97	(c	)	(c )

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b)	Successor Company dividends in 2007 were adjusted using an effective tax rate of 45.5%. In 2006, preferred dividends were grossed-up based on the Company’s effective tax rate only to the extent of the Company’s income tax provision for the period.

(c)	Earnings were inadequate to cover both fixed charges and fixed charges and preferred dividend requirements by $5.4 billion in 2008, $21.2 billion in 2005 and $1.7 billion in 2004.

(d)	Earnings were inadequate to cover combined fixed charges and preferred dividend requirements by $7 million in the 2006 Successor period.